Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-251797

BLACKROCK HEDGE FUND GUIDED PORTFOLIO SOLUTION

Supplement dated October 14, 2021 to the

Prospectus dated July 29, 2021 of

BlackRock Hedge Fund Guided Portfolio Solution

This supplement amends certain information in the Prospectus (the “Prospectus”), dated July 29, 2021, of BlackRock Hedge Fund Guided Portfolio Solution (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Credit Facility

The Fund has entered into a bank credit facility with Credit Suisse International. As a result, effective immediately, the following changes are made to the Prospectus:

The following is added as a new sub-section immediately after “Investment Strategies” in the “Summary” section of the Prospectus:

Borrowing by the Fund

Subject to limitations imposed by the 1940 Act, the Fund may borrow money from time to time. The Fund currently intends to limit borrowings to those made on a short-term basis to address mismatches between the inflows and outflows of capital to and from the Fund in connection with (i) repurchases of Shares of the Fund, (ii) the Fund’s investment activities (i.e., bridge financing for portfolio management purposes) and (iii) the payment of fees, expenses and other obligations of the Fund in the ordinary course of business. All interest and other fees charged under any line of credit or other borrowing arrangements will be paid by the Fund. If the cash flows of the Fund are insufficient to meet required payments on a line of credit or other borrowing arrangements, the Fund could be forced to liquidate investments in Portfolio Funds at times or in amounts that are not advantageous to the Fund. See “Borrowing by the Fund—Credit Facility.”

The Fund may, but does not currently intend to, borrow money for investment purposes or to generate levered returns. This practice is known as “leverage.” The use of borrowings for investment purposes involves a high degree of risk and no assurance can be made that the Fund’s leveraging strategy, if the Fund decides to use leverage, will be successful.

The section of the Prospectus entitled “Borrowing by the Fund” is deleted in its entirety and replaced with the following:

Borrowing by the Fund

Subject to limitations imposed by the 1940 Act, the Fund may borrow money from time to time. The Fund currently intends to limit borrowings to those made on a short-term basis to address mismatches between the inflows and outflows of capital to and from the Fund in connection with (i) repurchases of Shares of the Fund, (ii) the Fund’s investment activities (i.e., bridge financing for portfolio management purposes) and (iii) the payment of fees, expenses and other obligations of the Fund in the ordinary course of business. All interest and other fees charged under any line of credit or other borrowing arrangements will be paid by the Fund. If the cash flows of the Fund are insufficient to meet required payments on a line of credit or other borrowing arrangements, the Fund could be forced to liquidate investments in Portfolio Funds at times or in amounts that are not advantageous to the Fund. See “—Credit Facility” below.

The Fund may, but does not currently intend to, borrow money for investment purposes or to generate levered returns. This practice is known as “leverage.” The use of borrowings for investment purposes involves a high degree of risk and no assurance can be made that the Fund’s leveraging strategy, if the Fund decides to use leverage, will be successful. If the Fund were to utilize leverage, it anticipates that the money borrowed for investment purposes will pay interest based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money, as reset periodically, the leverage may cause shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, long-term and/or short-term rates rise, the interest rate on borrowed money could exceed the rate of return on securities held by the Fund, reducing returns to shareholders. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns to shareholders.

There is no assurance that a leveraging strategy, if the Fund decides to utilize leverage, will be successful. Leverage involves risks and special considerations for shareholders, including:

•	the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage;

•	the risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any leverage that the Fund must pay will reduce the return to shareholders;

•	the risk that leverage in a declining market is likely to cause a greater decline in the NAV of Shares than if the Fund were not leveraged; and

•	the risk that leverage may increase operating costs, which may reduce total return.

Certain types of borrowings by the Fund may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by one or more lenders or by guidelines of one or more rating agencies, which may issue ratings for any short-term debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. The Advisor does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies if the Fund were to utilize leverage. To the extent permitted by the Fund’s fundamental policy on borrowing (described below) and the 1940 Act, the Board may modify the Fund’s borrowing policies, including the purposes of borrowings, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal may be senior to those of the shareholders.

Under the 1940 Act, the Fund is not permitted to issue senior securities if, immediately after the issuance of such senior securities, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to senior securities representing indebtedness (i.e., for every dollar of indebtedness outstanding, the Fund is required to have at least three dollars of assets) or less than 200% with respect to senior securities representing preferred stock (i.e., for every dollar in liquidation preference of preferred stock outstanding, the Fund is required to have two dollars of assets). The 1940 Act also provides that, with certain exceptions, the Fund may not declare distributions, or purchase Shares (including through tender offers) if, immediately after doing so, it will have an asset coverage ratio of less than 300% or 200%, as applicable. Under the 1940 Act, certain short-term borrowings (such as, for the purpose of meeting repurchase requests, for bridge financing of investments in Portfolio Funds or for cash management purposes) are not subject to these limitations if (i) repaid within 60 days, (ii) not extended or renewed, and (iii) not in excess of 5% of the total assets of the Fund. These prohibitions with respect to senior securities generally do not apply to Portfolio Funds that are not registered under the 1940 Act.

While the Fund does not currently intend to borrow money for investment purposes, Portfolio Funds in which the Fund invests will likely do so. The use of leverage by the Fund or the Portfolio Funds can substantially increase the adverse impact of investment risks to which the Fund’s investment portfolio may be subject. See “General Risks—Risked Related to the Investment Strategies of the Portfolio Funds—Leverage Risk.”

Credit Facility

The Fund has entered into a credit agreement (the “Credit Agreement) with Credit Suisse International (the “Lender”) that established a credit facility (the “Facility”) which the Fund intends to use to finance its repurchases of Shares and to bridge financing of investments in Portfolio Funds pending the acceptance of investor subscription funds and for other short-term purposes such as payment of fees, expenses and other obligations of the Fund in the ordinary course of business. Under the Credit Agreement, the Lender has agreed to provide advances to the Fund upon request in an aggregate principal amount not to exceed $5 million. Borrowings under the Facility accrue interest at an agreed upon rate, and the Fund pays a commitment fee on the unused portion of the Facility. The Credit Agreement will terminate 364 days after its effective date, unless it is extended.

The Credit Agreement contains provisions customarily found in credit agreements for similar financings, including, among other things, a right to require that all outstanding amounts and all interest thereon are repaid during an event of default, and indemnification of the Lender against liabilities it may incur in connection with the Facility. The Credit Agreement also contains customary covenants that, among other things, (a) limit the Fund’s ability to incur additional debt, change the general nature of its general investment policies, or engage in certain transactions, including mergers and consolidations, and (b) have the effect of limiting the Fund’s ability to pay distributions in certain circumstances, except that the Fund is permitted to make distributions to its shareholders as needed to (i) maintain its status as a “regulated investment company” for U.S. federal income tax purpose, subject to no event of default, and (ii) conduct quarterly repurchase offers for Shares subject to (x) no event of default and (y) compliance with the maximum exposure and risk ratio permitted under the Facility.

The Fund’s borrowings under the Facility are secured by the Fund’s assets, including the Fund’s interests in Portfolio Funds. If the Fund were to fail to meet its obligations under the Facility and an event of default were to occur, the Lender would be entitled, in its sole discretion and without regard to the Fund’s investment objective, to liquidate the assets pledged as security. This could have a material adverse effect on the Fund and returns to shareholders. Furthermore, in selecting assets for liquidation, the Lender typically will sell the most liquid assets, which could result in the remaining portfolio of assets being less diverse in terms of investment strategies, number of Managers or Portfolio Funds, liquidity or other investment considerations than would otherwise be the case.

There can be no assurance that the Facility will not in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of preferred shares or debt securities or by the use of other forms of leverage. Any credit facility and leverage used by the Fund is separate from any credit facility or leverage used by Portfolio Funds, which may be substantial. See “General Risks—Risked Related to the Investment Strategies of the Portfolio Funds—Leverage Risk.”

The second paragraph of the sub-section of the Prospectus entitled “General Risks—Risks Related to an Investment in the Shares—Repurchases of Shares; Liquidation Scenarios” is deleted in its entirety and replaced with the following:

There will be a substantial period of time between the date as of which shareholders must accept the Fund’s offer to repurchase their Shares and the date such shareholders can expect to receive payment for their Shares from the Fund. During this period investors will be subject to the risk that the Fund becomes unable to meet its obligations. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s NAV may fluctuate significantly between the time that the Fund accepts such Shares for repurchase and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to accept the Fund’s offer to repurchase its Shares without the benefit of having current information regarding the value of the Shares on a date proximate to the date on which the Shares are valued by the Fund for purposes of effecting such repurchases. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect investors who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. Payment for repurchased Shares in the Fund may require the liquidation of investments in Portfolio Funds earlier than the Advisor would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. Such liquidations may also cause the Fund to sell its more liquid investments, which may reduce the ability of the Fund to conduct future tender offers and may result in the Fund selling investments at inopportune times or at times prior to when the Advisor believes the Fund may be able to realize the best return on such investments. Additionally, because such liquidations may cause the Fund to sell its more liquid investments, shareholders who choose not to tender into one of the Fund’s repurchase offers will hold investments in a Fund whose portfolio may become increasingly illiquid, particularly in a situation where the Fund experiences net repurchases (i.e., repurchases exceed subscriptions). As the Fund’s portfolio becomes more illiquid, the Fund’s portfolio may become harder to value and it may become harder for the Fund to dispose of its investments at prices the Advisor believes reflect their fair value, resulting in losses to the Fund and its shareholders. See “ — Risks Related to Portfolio Funds — Portfolio Valuation”, below.

The eleventh paragraph of the sub-section of the Prospectus entitled “Repurchases of Shares—Repurchases” is deleted in its entirety and replaced with the following:

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Advisor would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of Shares may also result in the Fund incurring redemption, withdrawal or similar fees charged by one or more Portfolio Funds. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect investors who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income.

Investors should retain this supplement for future reference